

Mail Stop 3561

January 9, 2017

Charles D. Drucker
President and Chief Executive Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH  45249

> **Re:** **Vantiv, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response Dated December 9, 2016**
> **File No. 001-35462**

Dear Mr. Drucker:

We have reviewed your December 9, 2016 response to our comment letter and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our November 9, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Adjustments, page 33

1. We note your response to comment 1.  We note from your response that some of the costs you include in your non-GAAP adjustment "Transition, acquisition and integration costs" appear to include certain incurred cash costs which may be recurring in nature.  Based on your response a significant component of the "Acquisition costs" portion of the adjustment relates to external costs to litigate matters of the acquired entity that existed prior to acquisition.  We note that litigation is generally inherently uncertain and thus it appears that these costs could vary significantly from period to period and that the timing of resolution of such matters would likely be uncertain.  In order to provide more clarity

to your investors and enhance your disclosure about this non-GAAP adjustment, in future filings if these litigation costs become material, please disclose the nature and amounts of the various component costs included in the "Transition, acquisition and integration costs" line item of your non-GAAP measure reconciliation including the litigation costs.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products